Exhibit 99.1

AirNet Receives Extension to Regain Compliance

with Nasdaq’s Minimum Stockholders’ Equity Requirement

BEIJING, November 30, 2020 /PRNewswire/ -- AirNet Technology Inc., formerly known as AirMedia Group Inc. (“AirNet” or the “Company”) (Nasdaq: ANTE), an in-flight solution provider on connectivity, entertainment, and digital multimedia in China, today announced that it received a notification letter dated November 25, 2020 (the “Notification Letter”) from the Listing Qualifications Department of The Nasdaq Stock Market Inc. (the “Nasdaq”), notifying that it has been granted an extension to regain compliance with the minimum stockholders’ equity requirement as set forth in Rule 5550(b)(1) of the Nasdaq Listing Rules (the “Rule”) for continued listing.

As previously announced on September 18, 2020, the Company received a notification letter dated September 16, 2020 from Nasdaq (the “Deficiency Letter”), notifying the Company that its stockholders’ equity of approximately negative US$19 million as reported in the Company’s Form 20-F for the year ended December 31, 2019 was below the minimum stockholders’ equity of US$2.5 million required for continued listing on Nasdaq as set forth in the Rule. The Company was given 45 calendar days from the date of the Deficiency Letter, or until November 2, 2020, to submit a plan to Nasdaq to regain compliance.

The Company submitted a plan (the “Compliance Plan”) to Nasdaq earlier in November 2020. After reviewing the Compliance Plan, Nasdaq granted the Company an extension to regain compliance with the Rule. Under the terms of the extension, the Company must, on or before March 15, 2021, complete the actions undertaken by the Company in the Compliance Plan and evidence compliance with the Rule by furnishing to the SEC and Nasdaq a publicly available report detailing such actions to regain compliance.

The Company’s ordinary shares represented by American depositary shares will continue to trade uninterrupted under the symbol “ANTE.” If the Company fails to satisfy the terms set forth in the extension, Nasdaq will provide written notification that the Company’s securities will be subject to delisting proceedings. At such time, the Company may appeal Nasdaq’s determination to a Nasdaq Hearings Panel.

About AirNet

Incorporated in 2007 and headquartered in Beijing, China, AirNet provides in-flight solutions to connectivity, entertainment and digital multimedia in China. Collaborating with its partners, AirNet empowers Chinese airlines with seamlessly immersive Internet connections through a network of satellites and land-based beacons, provides airline travelers with interactive entertainment and a coverage of breaking news, and furnishes corporate clients with advertisements tailored to the perceptions of the travelers. For more information, please visit http://ir.ihangmei.com.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “is expected to,” “anticipates,” “aim,” “future,” “intends,” “plans,” “believes,” “are likely to,” “estimates,” “may,” “should” and similar expressions. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements are based upon management’s current expectations and current market and operating conditions, and involve inherent risks and uncertainties, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause its actual results, performance or achievements to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, but not limited to the following: its ability to complete the actions stipulated in the Compliance Plan and regain compliance with the Rule; its ability to achieve and maintain profitability; its ability to continuously improve its solutions and services enabling inflight connectivity; its ability to compete effectively against its competitors; the expected growth in consumer spending, average income levels and advertising spending levels; the growth of the inflight connectivity industry in China; and government policies affecting the inflight connectivity industry in China. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

Company Contact

Yan Liu
Director, Investor Relations
AirNet Technology Inc.
Tel: +86-10-8460-8678
Email: ir@ihangmei.com